UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Power-One, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

739308104

(CUSIP Number)

Ajay Shah SLTA Sumeru (GP), L.L.C. 2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025 (650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739308104	SCHEDULE 13D	Page 2 of 11

1.	NAME OF REPORTING PERSON Silver Lake Sumeru Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 25,786,472
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 52,710,422
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,710,422
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.7%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 739308104	SCHEDULE 13D	Page 3 of 11

1.	NAME OF REPORTING PERSON Silver Lake Technology Investors Sumeru, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 434,021
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 434,021
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434,021
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.4%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 739308104	SCHEDULE 13D	Page 4 of 11

1.	NAME OF REPORTING PERSON Silver Lake Technology Associates Sumeru, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 25,786,472*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 53,144,443*
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,144,443*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 739308104	SCHEDULE 13D	Page 5 of 11

1.	NAME OF REPORTING PERSON SLTA Sumeru (GP), L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 25,786,472*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 53,144,443*
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,144,443*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 739308104	SCHEDULE 13D	Page 6 of 11

This Amendment No. 2 supplements and amends (i) the statement on Schedule 13D initially filed on May 18, 2009 (the “Original Schedule 13D”) and (ii) Amendment No. 1 to such Schedule 13D, filed on June 9, 2010 (“Amendment No. 1”, and, together with the Original Schedule 13D, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2	Identity and Background

The penultimate paragraph in Item 2 is amended and restated in its entirety as follows.

The members of the investment committee of SLTA are John Brennan, James Davidson, Hollie Moore Haynes, Glenn Hutchins, Paul Mercadante, Kyle Ryland and Ajay Shah (collectively, the “Committee Members”). Each of the Committee Members is a United States citizen. The present principal occupation of each of the Committee Members is serving as managing directors of the Silver Lake organization. The principal office of each of the Committee Members, other than Glenn Hutchins, is located at 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025. The principal office of Glenn Hutchins is located at 9 West 57th Street, 32nd Floor, New York, New York 10019.

Item 4	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs:

On November 8, 2011, the Issuer converted all Series A Preferred Stock owned by SLSF and SLTI into Common Stock pursuant to the terms of the Series A Certificate of Designation.

On October 25, 2011, the Issuer called all outstanding Notes held by SLSF and SLTI for redemption. On November 10, 2011, pursuant to the Indenture, both SLSF and SLTI elected to convert all outstanding Notes into Series C Preferred Stock instead of receiving the proceeds from redemption of the Notes. The terms of the Series C Preferred Stock are set forth in the Series C Certificate of Designation

Certificate of Designation: Certain Terms of the Series C Preferred Stock

The Series C Junior Participating Convertible Preferred Stock, par value $0.001 per share of the Issuer (“Series C Preferred Stock”), were issued pursuant to the terms of the Series C Certificate of Designation.

CUSIP No. 739308104	SCHEDULE 13D	Page 7 of 11

The holders of shares of Series C Preferred Stock have the option, at any time and from time-to-time, to convert all or any portion of their Series C Preferred Stock into Common Stock at a rate determined by dividing the original purchase price per share of the Series C Preferred Stock to be so converted by the conversion price then in effect (the “Series C Conversion Price”). The Series C Conversion Price is initially $1.35 and is subject to adjustments upon certain events. However, no shares of Series C Preferred Stock will be converted into Common Stock to the extent that following such conversion the holder of such shares of Series C Preferred Stock, along with its affiliates, would exceed (i) the Maximum Voting Power or (ii) the 19.9% Threshold, except for any conversion in connection with and subject to the completion of (x) a public sale of the Common Stock issued upon such conversion, if following consummation of such public sale, such holder and its affiliates would not own more than 19.9% of the total shares of Common Stock then outstanding or (y) a third party tender offer for the Common Stock issuable thereupon. If at any time, conversion of the Series C Preferred Stock into Common Stock would not exceed either (i) the Maximum Voting Threshold or (ii) the 19.9% Threshold, then, subject to approval under applicable antitrust laws, the maximum number of Series C Preferred Stock that can be converted into Common Stock without exceeding either (i) the Maximum Voting Threshold or (ii) the 19.9% Threshold will be automatically converted into Common Stock.

The holders of shares of Series C Preferred Stock vote separately as a class with respect to the following matters: (1) any change to the preferences, rights or privileges of the Series C Preferred Stock in any manner adverse thereto to the holders thereof, (2) any increase or decrease in the authorized amount of shares of Series C Preferred Stock, (3) any issuance of additional shares of Series C Preferred Stock, or (4) any agreement to do any of the foregoing. Other than described above, the holders of shares of Series C Preferred Stock have no voting privileges with respect to the Issuer.

Item 5	Interest in Securities of the Issuer.

Item 5(a) and Item 5(b) are amended and restated to read in their entirety as follows:

The following disclosure assumes that there are 103,793,790 shares of Common Stock outstanding as of August 5, 2011, which figure is based on the Issuer’s Quarterly Report on Form 10-Q filed on August 12, 2011.

On November 8, 2011, the Issuer converted all Series A Preferred Stock owned by SLSF and SLTI into Common Stock pursuant to the terms of the Series A Certificate of Designation. As a result, as of November 8, 2011 the Investors beneficially own 17,500,000 shares of Common Stock issued upon conversion of the Series A Preferred Stock (as described in Item 4).

On October 25, 2011, the Issuer called all outstanding Notes held by SLSF and SLTI for redemption. On November 10, 2011, pursuant to the Indenture, both SLSF and SLTI elected to convert all outstanding Notes into Series C Preferred Stock instead of receiving the proceeds from redemption of the Notes. As a result, as of November 10, 2011 the Investors beneficially own the 36,375 shares of Series C Preferred Stock issued upon conversion of the Notes. These 36,375 shares of Series C Preferred Stock are convertible into 26,944,444 shares of Common Stock. The terms of the Series C Preferred Stock are governed by the Series C Certificate of Designation.

CUSIP No. 739308104	SCHEDULE 13D	Page 8 of 11

On November 8, 2011, the Issuer converted all Series A Preferred Stock owned by SLSF into Common Stock pursuant to the terms of the Series A Certificate of Designation. In addition, on November 10, 2011, SLSF elected to convert all outstanding Notes into Series C Preferred Stock. Following the conversions, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), SLSF may be deemed to beneficially own (i) 17,357,037 outstanding shares of Common Stock, (ii) 36,078 shares of Series C Preferred Stock, which are convertible into 26,724,444 shares of Common Stock, and (iii) 8,628,941 Warrants, which are exercisable for 8,628,941 share of Common Stock. Due to the 19.9% Threshold, SLSF may only convert Series C Preferred Stock or exercise the Warrant so as to acquire voting power with respect to a maximum of 25,786,472 shares of Common Stock. The 17,357,037 shares of Common Stock beneficially owned by SLSF plus the aggregate 35,353,385 shares of Common Stock issuable upon conversion of the Series C Preferred Stock and exercise of the Warrant, would, as of August 5, 2011, constitute approximately 33.7% of the Common Stock outstanding upon such conversion and exercise.

On November 8, 2011, the Issuer converted all Series A Preferred Stock owned by SLTI into Common Stock pursuant to the terms of the Series A Certificate of Designation. In addition, on November 10, 2011, SLTI elected to convert all outstanding Notes into Series C Preferred Stock. Following the conversions, pursuant to Rule 13d-3 under the Exchange Act, SLTI may be deemed to beneficially own (i) 142,963 outstanding shares of Common Stock, (ii) 297 shares of Series C Preferred Stock, which are convertible into 220,000 shares of Common Stock, and (iii) 71,059 Warrants, which are exercisable for 71,059 share of Common Stock. The 142,963 shares of Common Stock beneficially owned by SLTI plus the aggregate 291,059 shares of Common Stock issuable upon conversion of the Series C Preferred Stock and exercise of the Warrant, would, as of August 5, 2011, constitute approximately 0.4% of the Common Stock outstanding upon such conversion and exercise.

SLT LP, as the general partner of SLSF and SLTI, may be deemed to be the beneficial owner of (i) 17,500,000 outstanding shares of Common Stock deemed to be beneficially owned by SLSF and SLTI, (ii) 36,375 shares of Series C Preferred Stock deemed to be beneficially owned by SLSF and SLTI, which are convertible into 26,944,444 shares of Common Stock, and (iii) 8,700,000 Warrants deemed to be beneficially owned by SLSF and SLTI, which are exercisable for 8,700,000 shares of Common Stock. If the Series C Preferred Stock were to be converted and the Warrants were to be exercised, SLT LP would beneficially own approximately 33.9% of the Common Stock outstanding as of August 5, 2011; however, due to the 19.9% Threshold, SLT LP may only acquire voting power with respect to a maximum of 25,786,472 shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that SLT LP is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of SLT LP’s pecuniary interest.

CUSIP No. 739308104	SCHEDULE 13D	Page 9 of 11

SLTA, as the general partner of SLT LP, may be deemed to be the beneficial owner of (i) 17,500,000 outstanding shares of Common Stock deemed to be beneficially owned by SLSF and SLTI, (ii) 36,375 shares of Series C Preferred Stock deemed to be beneficially owned by SLSF and SLTI, which are convertible into 26,944,444 shares of Common Stock, and (iii) 8,700,000 Warrants deemed to be beneficially owned by SLSF and SLTI, which are exercisable for 8,700,000 shares of Common Stock. If the Series C Preferred Stock were to be converted and the Warrants were to be exercised, SLTA would beneficially own approximately 33.9% of the Common Stock outstanding as of August 5, 2011; however, due to the 19.9% Threshold, SLTA may only acquire voting power with respect to a maximum of 25,786,472 shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that SLTA is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of SLTA’s pecuniary interest.

Item 5(c) is amended and restated to read in its entirety as follows:

Except as set forth in this Item 5 with respect to the conversion of Series A Preferred Stock and the conversion of the Notes into Series C Preferred Stock, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 of this Schedule 13D has engaged in any transaction during the past 60 days in any shares of Common Stock.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by deleting the first ten paragraphs and replacing them with the following new paragraphs:

Certificate of Designation: Additional Terms of the Series C Preferred Stock

Pursuant to the terms of the Series C Certificate of Designation, the shares of Series C Preferred Stock have an initial aggregate liquidation preference equal to the greater of (i) $1,000 per share, plus all accrued and unpaid dividends (as adjusted for subsequent stock splits, combinations and similar events, the “Regular Liquidation Preference”) and (ii) an amount equal to the amount the holders of the Series C Preferred Stock would have received upon liquidation had such holders converted their shares of Series C Preferred Stock into shares of Common Stock immediately prior thereto, plus all accrued and unpaid dividends.

The Series C Preferred Stock is entitled to dividends of the same type to be made on outstanding shares of Common Stock in an amount equal to the amount of such dividends as would have been made on the number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock (without giving effect to any limitations on conversion).

The Series C Preferred Stock ranks senior to the Common Stock, and on parity with (i) the Junior Participating Preferred Stock, par value $0.001 per share, of the Issuer and the (ii) the Series B Preferred Stock with respect to liquidation payments and dividends.

The description of the terms and conditions of the Series C Certificate of Designation set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Series C Certificate of Designation attached hereto as Exhibit 6, which is incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2011

SILVER LAKE SUMERU FUND, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU, L.P., its general partner

By:	SLTA SUMERU (GP), L.L.C.,
its general partner

By:	/s/ Ajay Shah
Name:	Ajay Shah
Title:	Managing Director

SILVER LAKE TECHNOLOGY INVESTORS SUMERU, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU, L.P., its general partner

By:	SLTA SUMERU (GP), L.L.C.,
its general partner

By:	/s/ Ajay Shah
Name:	Ajay Shah
Title:	Managing Director

SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU, L.P.

By:	SLTA SUMERU (GP), L.L.C.,
its general partner

By:	/s/ Ajay Shah
Name:	Ajay Shah
Title:	Managing Director

SLTA SUMERU (GP), L.L.C.

By:	/s/ Ajay Shah
Name:	Ajay Shah
Title:	Managing Director